* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON THE INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, September 10, 2026.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE AT THE MEETING
If you would like to vote in person, please attend the Extraordinary General Meeting be held on September 14, 2026, at 10:00 a.m., local time at 8/F, Kwok Kee Group Centre, 107 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - ChowChow Cloud International Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED RESOLUTIONS.

	FOR	AGAINST	ABSTAIN
1. An ordinary resolution, with immediate effect, to approve a reverse share split of the Company's authorized, issued and unissued Ordinary Shares at a consolidation ratio of 10:1, including the proposed treatment of fractional share entitlements (the "Reverse Share Split").	☐	☐	☐
2. An ordinary resolution to approve, subject to and conditional upon the Reverse Share Split, the creation of two classes of ordinary shares, consisting of Class A Ordinary Shares with one (1) vote per share and Class B Ordinary Shares with ten (10) votes per share (the "Class A and Class B Creation").	☐	☐	☐
3. An ordinary resolution to approve, subject to and conditional upon the Reverse Share Split and the Class A and Class B Creation, the redesignation of the authorized and issued share capital of the Company into Class A Ordinary Shares and Class B Ordinary Shares (the "Redesignation").	☐	☐	☐
4. An ordinary resolution to approve, subject to and conditional upon the Reverse Share Split, the Class A and Class B Creation and the Redesignation, the increase in the authorized share capital of the Company (the "Increase in Share Capital").	☐	☐	☐
5. A special resolution to approve the adoption of the second amended and restated memorandum and articles of association of the Company (the "Amended MAA") to reflect the Reverse Share Split (if applicable), the Class A and Class B Creation (if applicable), the Redesignation (if applicable), the Increase in Share Capital (if applicable), the lower threshold for ordinary resolutions in writing to be signed by one or more shareholders holding not less than a simple majority of the total voting rights of the issued shares entitled to vote at a general meeting of the Company on such resolution (instead of all shareholders), and certain clean-up changes.	☐	☐	☐
6. An ordinary resolution authorizing the Board to do all acts and things necessary or desirable in connection with the Amended MAA, including making the necessary filings with the Registrar of Companies in the Cayman Islands.	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Date **Signature** **Signature, if held jointly**

____________ ____________________ ____________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00

ChowChow Cloud International Holdings Limited
Extraordinary General Meeting of Shareholders
September 14, 2026

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Please leave this box blank if you wish to appoint the chair of the Meeting as your proxy. Do not insert your own name(s).

I/We, the shareholder(s) named below, hereby appoint the chair of the Extraordinary General Meeting OR the person named in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement on my/our behalf at the Extraordinary General Meeting of the shareholders of ChowChow Cloud International Holdings Limited to be held at 8/F, Kwok Kee Group Centre, 107 How Ming Street, Kwun Tong, Kowloon, Hong Kong, on September 14, 2026 at 10:00 a.m., local time, and at any adjourned meeting.

I/We instruct my/our proxy to vote as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or abstain in relation to any business of the Extraordinary General Meeting.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by ChowChow Cloud International Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ______________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and To be Signed on Reverse Side)